



08032047

SECU.   IMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   66501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   <u>01/01/2007</u>   AND ENDING   <u>12/31/2007</u>
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capstone Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P.O. Box No.)*

44 Wall Street,   4th Floor

(No. and Street)

PROCESSED

JUN 1 2 2008

New York	**New York**	100**THOMSON REUTERS**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt   **(212) 232-1442**

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.

(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	10038
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

JUN 03 2008

Washington, DC
101

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Chad Kirschenblatt_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Capstone Trading, LLC_____, as

of __December 31_____, 20 __07____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

LAUREN COWELL
NOTARY PUBLIC-STATE OF NEW YORK
COUNTY OF NEW YORK
NO: 01CO6173206
COMMISSION EXPIRES 08/20/2011

_____
Notary Public

_____
Signature

__Controller & FINOP__
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

CAPSTONE TRADING, LLC

Financial Statements and Supplemental Schedules

December 31, 2007

.

(With Independent Auditor's Report Thereon and Supplemental Report on Internal Control Required by Rule 17a-5)

CAPSTONE TRADING, LLC

DECEMBER 31, 2007

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Member of
Capstone Trading, LLC

We have audited the accompanying statement of assets, liabilities and member's equity of Capstone Trading, LLC as of December 31, 2007 and the related statements of income and expenses, member's equity and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Trading, LLC at December 31, 2007 and the results of its operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
May 29, 2008

1

CAPSTONE TRADING, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2007

ASSETS

Cash	$	20,610
Securities long, at market (Note 5)		21,140,786
Due from clearing broker (Note 4)		8,279,201
Interest & dividends receivable		16,655
Fixed assets, net of accumulated depreciation of $3,039		16,010
TOTAL ASSETS	$	29,473,262

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Securities sold, not yet purchased, at market (Note 5)	$	28,463,048
Bonus accrued		247,059
Accounts payable		42,485
Interest & dividends payable		2,670
TOTAL LIABILITIES		28,755,262
Commitments and Contingent Liabilities (Note 6)		-
Member's Equity		718,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	29,473,262

CAPSTONE TRADING, LLC

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Principal trading	$ 10,789,527
Interest income	7,835,139
Dividend income	2,868,876
Total Revenue	21,493,542
Expenses:	
Interest expense	10,887,477
Regulatory and exchange fees	1,312,365
Trader compensation	836,809
Dividend expense	678,588
Brokerage fees	482,425
Commissions	215,781
Seat lease and membership expense	143,007
Clearing fees	142,222
Communications	127,601
Employee compensation and benefits	118,534
Professional fees	26,476
Depreciation	2,013
Miscellaneous	100
Total Expenses	14,973,398
Net income	$ 6,520,144

CAPSTONE TRADING, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

Member's equity at January 1, 2007	$	8,025,744
Capital contributions		562,697
Capital withdrawals		(14,390,585)
Net income		6,520,144
Member's equity at December 31, 2007	$	718,000

The accompanying notes are an integral part of these financial statements.

4

CAPSTONE TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 6,520,144
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,013
Changes in operating assets and liabilities:	
Decrease in securities long, at market	250,430,640
(Increase) in due from clearing broker	(7,015,035)
(Increase) in fixed assets	(17,510)
Decrease in JBO investment	10,000
(Increase) in interest & dividends receivable	(16,655)
(Decrease) in securities sold, not yet purchased, at market	(185,344,015)
(Decrease) in payable to broker	(50,724,506)
Increase in interest & dividends payable	2,670
(Decrease) in accounts payable and accrued expenses	(312,934)
Total adjustments	7,014,668
NET CASH PROVIDED BY OPERATING ACTIVITIES	13,534,812
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	562,697
Capital withdrawals	(14,390,585)
CASH USED BY FINANCING ACTIVITIES	(13,827,888)
NET DECREASE IN CASH	(293,076)
CASH - Beginning of year	313,686
CASH - End of year	$ 20,610

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Capstone Trading, LLC, a New York limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange ("AMEX"), the Chicago Board Options Exchange ("CBOE"), and the International Securities Exchange ("ISE").

The Company is engaged in the activity of trading securities and futures.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2007 the Company's clearing broker held net assets of $956,939 on behalf of the Company.

Additionally, cash balances are held at a financial institution and may at times exceed the $100,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of financial instruments including due from or payable to clearing broker, interest and dividends receivable and accounts payable and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments. Securities owned or sold, not yet purchased are marked to market which approximates fair value.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities and futures transactions and the related income and expenses are recorded on the books on a trade date basis.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of three to seven years. Software is depreciated over 5 years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the member under this form of organization.

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization, and others at December 31, 2007, consist of the following:

	Receivable	Payable
Receivable from/payable to clearing broker	$ 8,279,201	$ 2,670

NOTE 5- SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values at December 31, 2007 as follows:

	Owned	Sold, Not Yet Purchased
Stocks, warrants and futures	$ 21,140,786	$ 28,463,048

NOTE 6- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company shares office space leased by its Parent.

Seat Leases

The Company has month to month seat lease agreements on the CBOE, and American Stock Exchange.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the American Stock Exchange and Chicago Board Options Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was $278,523 which was $178,523 in excess of its required net capital of $100,000. The Company's debt-equity ratio was 1.0396 to 1.

NOTE 8- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears its securities and futures transactions through a clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying these transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the transactions introduced by the Company.

NOTE 9- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 9- GUARANTEES (continued)

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

CAPSTONE TRADING, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:			
Member's equity		$	718,000
Less non-allowable assets and deductions:			
Fixed assets, net	16,010		
			16,010
Less: Haircuts on securities			423,467
NET CAPITAL		$	278,523
AGGREGATE INDEBTEDNESS, total liabilities		$	289,544
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	19,303
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	100,000
MINIMUM NET CAPITAL REQUIRED		$	100,000
EXCESS NET CAPITAL ($278,523 - $100,000)		$	178,523
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 289,544		
NET CAPITAL	$ 278,523		103.96%

CAPSTONE TRADING, LLC

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 235,231
Increases:		
Decrease in trader bonus expense	352,941	
Decrease in brokerage fee expense	41,053	
Increase in contributions	9,131	403,125
Decreases:		
Decrease in interest income	303,541	
Decrease in dividend income	32,131	
Increase in communications expense	15,671	
Decrease in principal trading income	6,990	
Increase in depreciation expense	1,500	359,833
NET CAPITAL, per audit		$ 278,523

CAPSTONE TRADING, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2007

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

Capstone Trading, LLC
New York, New York

In planning and performing our audit of the financial statements of Capstone Trading, LLC (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

    1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

    2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Capstone Trading, LLC

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we noted the following matter involving the control environment and its operations that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated May 29, 2008.

Adjustments to the Financial Statements and Net Capital Computation

During the audit, we determined that the Company had failed to reconcile significant balance sheet and income statement accounts to supporting detail, which resulted in adjustments to these balances by management. An effective system of internal control requires monthly reconciliation of account balances and timely adjustments of any differences.

Management Response

Management has advised us that the Company has adjusted the general ledger balances, has implemented a more robust account reconciliation process, and will amend any previously filed FOCUS reports as necessary.

The Company's written response to the material weakness identified in our audit has not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
May 29, 2008

END